Exhibit 99.4

Special Committee of the Board of Directors NorthStar Real Estate Income II, Inc. c/o CNI NSII Advisors, LLC 399 Park Avenue, 18th Floor New York, NY 10022	November 20, 2017

Re: Valuation Services of Certain Assets and Liabilities of NorthStar Real Estate Income II, Inc.

Dear Special Committee,

As you requested, we have provided valuation services, set forth below, for the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of NorthStar Real Estate Income II, Inc. (the “Company” or “NSII”). The valuation services were completed on the Company’s assets and liabilities, which primarily consist of real estate properties, mortgage debt, LP interests, debt marks, CMBS positions, and the debt issued in the form of a CRE CDO related to the 2016-1 facility (collectively, the “Investments”). These valuation services were completed in connection with a business combination transaction (the “Transaction”) between NorthStar Real Estate Income Trust, Inc. (“Nova I”), NSII (“Nova II”), and Colony NorthStar, Inc. or an affiliate thereof (“Constellation”). The Company’s certain assets and liabilities were valued as of March 31, 2017 (the “Valuation Date”).

Our market value estimates are subject to the definition of market value, the General Assumptions and Limiting Conditions, any Extraordinary Assumptions or Hypothetical Conditions, and the Certification as set forth in this appraisal report. The intended user of the report is the Company. Our analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with, the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice (“USPAP”). This report has been completed under the specific terms in our Engagement Letter. The analysis and conclusions set forth in the report may not be properly understood without additional information contained within our work files.

The following exhibit details the assets/liabilities considered in our analysis.

NorthStar Real Estate Income II, Inc.

Assets

Senior Loans

Investment Name	Security Type
California Office Mortgage	Whole Loan

Long Island Industrial Mortgage	Whole Loan

West Coast Retail Mortgage	Whole Loan

Southeast Multifamily Mortgage	Whole Loan

West Coast Retail Mortgage II	Whole Loan

California Hotel Mortgage	Whole Loan

Texas Multifamily Mortgage	Whole Loan

West Coast Retail Mortgage III	Whole Loan

Texas Hotel Mortgage	Whole Loan

Midwest Hotel Mortgage	Whole Loan

Southeast Hotel A-Note	Whole Loan

Denver Area Hotel Mortgage	Whole Loan

Tennessee Industrial Mortgage	Whole Loan

Southwest Multifamily Mortgage	Whole Loan

West Coast Retail A-Note	Whole Loan

Pennsylvania Airport Hotel Mortgage	Whole Loan

Hotel Mortgage Portfolio	Whole Loan

California Retail Mortgage	Whole Loan

West Coast Multifamily Mortgages	Whole Loan

California Retail Mortgage II	Whole Loan

NYC Retail Mortgage	Whole Loan

Atlanta Hotel Mortgage	Whole Loan

Southwest Retail Senior Participation	Whole Loan

West Coast Multifamily Mortgage II	Whole Loan

NorthStar Real Estate Income II, Inc.

CMBS Investments

Investment Name	Security Type
CMBS #1	CMBS

CMBS #2	CMBS

CMBS #3	CMBS

CMBS #4	CMBS

CMBS #5	CMBS

CMBS #6	CMBS

CMBS #7	CMBS

CMBS #8	CMBS

CMBS #9	CMBS

CMBS #10	CMBS

CMBS #11	CMBS

CMBS #12	CMBS

CMBS #13	CMBS

Preferred Investments

Investment Name	Security Type
Northeast Multifamily Preferred Equity II	Preferred

Industrial Portfolio Preferred Equity	Preferred

Mid Atlantic Multifamily Preferred Equity I	Preferred

PE Interests

Investment Name	Security Type
Secondary Private Equity Portfolio #1	PE Fund

Secondary Private Equity Portfolio #2	PE Fund

Secondary Private Equity Portfolio #3	PE Fund

Equity

Investment Name	Security Type
Industrial Portfolio Equity	Equity

West Coast Office Equity	Equity

NorthStar Real Estate Income II, Inc.

Liabilities

Investment Name	Security Type
CRE CDO #1	CRE CDO

CRE CDO #2	CRE CDO

Repo CMBS #1	Repurchase Agreement

Repo CMBS #2	Repurchase Agreement

Repo CMBS #3	Repurchase Agreement

Repo CMBS #5	Repurchase Agreement

Repo CMBS #6	Repurchase Agreement

Repo CMBS #7	Repurchase Agreement

Repo CMBS #8	Repurchase Agreement

Repo CMBS #9	Repurchase Agreement

Repo CMBS #10	Repurchase Agreement

Hotel Mortgage Portfolio	Underlying debt

Texas Hotel Mortgage	Underlying debt

Southeast Multifamily Mortgage	Underlying debt

West Coast Retail Mortgage	Underlying debt

Atlanta Hotel Mortgage	Underlying debt

Pennsylvania Airport Hotel Mortgage	Underlying debt

Long Island Industrial Mortgage	Underlying debt

West Coast Multifamily Mortgage II	Underlying debt

NYC Retail Mortgage	Underlying debt

West Coast Multifamily Mortgages	Underlying debt

West Coast Multifamily Mortgages	Underlying debt

Denver Area Hotel Mortgage	Underlying debt

NorthStar Real Estate Income II, Inc.

Based on conversations with the Company and/or CNI NSII Advisors, LLC (the “Company Advisor”), our scope of services included the following:

•	Preparation of our analysis on the real estate asset analysis on a desktop basis only;

•	A study of each market to measure current market conditions, supply and demand factors, growth patterns, and their effect on each of the real estate assets;

•	Completion of the income capitalization approach, by discounted cash flow and also direct capitalization as appropriate, for each of the real estate assets;

•	Completion of the sales comparison approach, if applicable or required to produce credible results, for any of the real estate assets;

•	Meet and/or talk with relevant members of the Company Advisor’s deal teams to discuss each valuation and the related write-ups, to understand the Company Advisor’s expectations and intent regarding each investment and to discuss any relevant updates;

•	Consider general economic and industry trends and the investment operating and financial results (including audited financial statements, where available);

•	To the extent available, obtain financial data for publicly traded or private companies to support appropriate valuation multiples and/or discount rates;

•	Consider other facts and data that are pertinent to the investments as disclosed by the Company Advisor;

•	Delivery of a range of values with midpoint estimate for each of the assets as well as underlying assumptions used in the analysis as appropriate;

•	Discussions with the Special Committee, the Committee Advisor, the Company and the Company Advisor regarding finalization of the fair value estimates of certain assets and liabilities held by the Company;

NorthStar Real Estate Income II, Inc.

The following Exhibit depicts the fair value estimates of the Investments as of the Valuation Date:

Assets	D&P Low	D&P Mid	D&P High
Debt Investments	$717,899,262	$725,697,069	$733,494,876
Preferred Investments	154,024,718	159,683,567	165,342,416
CMBS Investments	88,278,895	91,573,267	94,867,639
PE Interests	251,656,000	261,747,500	271,839,000
Operating RE – Gross Values	527,800,000	549,500,000	573,400,000
Industrial Portfolio Equity Kicker	33,079,299	44,238,288	56,250,612
Mid Atlantic Multifamily Equity Kicker	2,564,334	3,826,584	5,133,384

Liabilities	D&P Low	D&P Mid	D&P High
Repurchase Agreements	$42,928,598	$42,937,540	$42,946,482
Underlying Debt	318,276,845	320,192,573	322,108,300
CRE CDOs	191,675,949	194,143,697	196,611,445
Operating RE Debt	331,406,900	334,788,603	338,170,306
Operating RE – Minority Interest	10,895,883	12,199,543	13,663,202

Sincerely,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC – Ross A. Prindle

THIS LETTER MUST REMAIN ATTACHED TO THE REPORT IN ITS ENTIRETY INCLUDING RELATED EXHIBITS, IN ORDER FOR THE VALUE OPINION(S) SET FORTH TO BE CONSIDERED VALID.

NorthStar Real Estate Income II, Inc.

Valuation of Real Estate Debt Investments & Credit Facilities

The value of the debt is calculated by comparing the contractual terms of the mortgage against market terms. Contractual cash flows are projected based on the mortgage terms. A market interest rate is estimated and used to discount the contractual cash flows to the valuation date. The resulting asset (below market) or liability (above market) is the value of the debt as of the Valuation Date.

We have reviewed recently closed transactions and investor surveys for spreads and rates applicable to each of the subject properties. The concluded market interest rates were calculated by using the most applicable treasury rate based on the remaining term of the debt and applying a market-derived spread. If the loan-to-value ratio, based on the outstanding balance and the estimated fair value, was higher than a market loan-to-value ratio, we created a blended rate by applying a mezzanine rate to the portion of the remaining balance that was above the typical market loan-to-value ratio. The blended rate, including the mezzanine portion, if applicable, was used as the discount rate in calculating the present value of the remaining contractual payments. As applicable, our valuation of the property-level debt of the equity real estate investments is in a work file for each property.

Valuation of Loans & Liabilities

Limited Procedures

In general, our procedures included, but were not limited to the following:

General:

•	Discussions concerning the history, current state, and future operations of the underlying properties that collateralized the loans with NSII management.

Economic & Industry Outlook:

•	Analysis of the economic outlook in general and the condition and outlook of collateral-specific industries.

Property Performance – Qualitative and Quantitative:

•	Analysis of financial metrics that included, but was not limited to liquidity, efficiency and leverage ratios, as well as collateral coverage;

•	Consideration of the properties’ performance relative to deal thesis, including progress against set milestones; and

•	Assessment of key developments (i.e., any proposed transaction).

Valuation Analysis:

•	Obtained financial and transaction data for assets similar to the underlying properties to support appropriate valuation multiples and discount rates;

•	Selected an appropriate valuation approach based on the properties’ characteristics and financial condition; and

•	Where appropriate, estimated an appropriate discount rate to present value the cash flows to arrive at a Fair Value conclusion through benchmarking relevant trade or broker quote data for similar securities (preferably loan data, otherwise bond or CDS data properly adjusted), market indices, and specific underlying asset performance as compared to the benchmarks.

NorthStar Real Estate Income II, Inc.

Other

•	Analysis of other facts and data considered pertinent to D&P’s analysis.

Sources of Information

In the course of our analysis, we relied upon financial and other information, including prospective financial data, obtained from NSII and from various public sources.

We reviewed the source documents provided by NSII which included, but were not limited to, the following (where available):

•	Asset Summary Reports for the underlying properties

•	Security term sheets, credit agreements, and other deal documentation; and

•	Operating results for the properties, including both historical results and projected results, where available.

We also used public sources of information, where available, which included, but were not limited to the following:

•	Bloomberg;

•	Capital IQ; and

•	Reuters Secondary Market Intelligence (SMi) on-line database.

Valuation Approaches

Outlined below is a general framework detailing the various approaches D&P considered in our assessment of the property-level loans.

As part of our analysis of a subject security, D&P typically assesses a company’s Enterprise Value1 to develop an understanding of the subject security’s relative positioning as it relates to the capitalization of the company2. This then allows D&P to select a valuation approach or approaches for the subject security that best reflects the characteristics of the security, as well as the financial condition of the company.

[1]	Enterprise Value is defined as the sum of the market value of a subject company’s interest bearing debt and preferred and common stock, less non-operating assets (i.e. cash and marketable securities).
[2]	Used only as a gauge to approximate equity cushion and does not express in any way D&P’s opinion on any of the Portfolio Companies’ Enterprise Value.

NorthStar Real Estate Income II, Inc.

Enterprise Value Analysis:

Enterprise Value can be derived using the following valuation approaches:

Income Approach: The Income Approach is a valuation technique that provides an estimation of the Fair Value of an asset or business based on expectations about the cash flows that an asset or business would generate over time. The Income Approach begins with an estimation of the annual cash flows expected to be generated over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset (if any) or the business at the end of the discrete projection period to arrive at an estimate of Fair Value.

Market Approach: The Market Approach is a valuation technique that provides an estimation of Fair Value based on market prices in actual transactions and on asking prices for assets or businesses. The valuation process is a comparison and correlation between the subject asset or business and other similar assets or businesses. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets or businesses and are adjusted to arrive at an estimation of the Fair Value of the subject asset or business.

Underlying Assets Approach: The Underlying Assets Approach is based on the book value of the company. Assets and liabilities on the company’s balance sheet are adjusted to their Fair Value equivalents.

For asset-based lending, which includes commercial, factoring, equipment, and mortgage loans, D&P will also consider the value of the collateral securing these subject securities. This will often involve reviewing recent appraisals as well as book values.

Debt Securities:

In our estimation of a range of Fair Value of a debt security, we consider the Income, Net Recovery, and Liquidation Approaches. These approaches have applications for debt securities that include, but are not limited to, bank loans, senior and subordinated bonds, and mezzanine securities.

Income Approach – Yield Analysis: When an Enterprise Value Analysis and/or an asset collateral analysis indicates there is adequate coverage of a security, the Yield Analysis is generally considered the most appropriate method to estimate Fair Value. The Yield Analysis begins with an estimation of the annual cash flows a subject security is expected to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the projected cash flows to arrive at an estimate of Fair Value.

Net Recovery Approach: When a preliminary analysis indicates a subject security is no longer performing, or otherwise may not be fully recovered under its legal terms of repayment, a modified version of the Income Approach, known as the Net Recovery Approach can be used to estimate Fair Value. The Net Recovery Approach begins with estimating the expected cash flows to be realized under the payment terms of the subject security, as well as the timing and amount of the recovery value (based on estimated future Enterprise Value). The projected cash flows are then discounted to present value at a rate commensurate with the risks associated with the security to arrive at an estimate of Fair Value.

NorthStar Real Estate Income II, Inc.

Liquidation Approach: Often used when the issuer has entered bankruptcy, and/or is no longer considered to be a going concern. In this circumstance, the remaining assets are appraised at Fair Value, and discounted to reflect the amount of time to liquidation, and the uncertainty around the sale of assets in a forced liquidation.

Typically, a comprehensive credit analysis of the subject security will dictate the selection of one of the above-mentioned approaches:

NorthStar Real Estate Income II, Inc.

Credit Rating Analysis

Where credit ratings are provided by Moody’s and/or Standard & Poor’s (“S&P”), D&P will typically rely on such ratings with consideration for their relevance based on when they were issued and on the impact of business developments since the ratings date.

When actual credit ratings are not available, D&P estimates a synthetic credit rating based on certain key financial ratios (see below) published by S&P3 representing three year median ratios for all industrial debt issuers rated by S&P. Security credit ratings were estimated by applying a weighted average to applicable financial ratios. D&P also considered adjusting the resulting weighted average credit rating based on qualitative company-specific factors.

D&P considered these synthetic credit ratings when selecting benchmark credit indices to estimate an appropriate range of discount rates.

Standard & Poor’s Rating	AAA		AA		A		BBB		BB		B
Operating Income to Sales	28.20%		25.30%		19.50%		17.00%		17.20%		15.80%
Return on Capital	34.20%		25.40%		21.10%		14.10%		12.20%		8.30%
EBIT Interest Coverage	30.5	x	18.3	x	11.0	x	5.8	x	3.5	x	1.4	x
EBITDA Interest Coverage	33.5	x	20.5	x	14.3	x	7.6	x	5.2	x	2.3	x
Funds from Operations to Total Debt	200.70%		73.40%		53.00%		34.00%		25.30%		11.90%
Free Operating Cash Flow to Total Debt	157.80%		49.80%		34.00%		17.00%		11.90%		3.20%
Discretionary Cash Flow to Total Debt	96.80%		29.40%		22.70%		11.00%		9.10%		2.30%
Total Debt to EBITDA	0.4	x	1.1	x	1.5	x	2.3	x	3.0	x	5.3	x
Total Debt to Capital	15.10%		34.70%		35.70%		44.70%		50.40%		73.10%

[3]	Sourced from Global Credit Portal – Ratings Direct®, “CreditStats: 2009 Adjusted Key U.S. And European Industrial and Utility Financial Ratios”; published August 20, 2010.

NorthStar Real Estate Income II, Inc.

Discount Rate Considerations – Debt

When applying the Income Approach – Yield Analysis, a discount rate range for the loans were estimated by selecting a range of credit spreads, and then adding a LIBOR-based swap rate corresponding to each loan’s time to expected maturity. The swap rate reflects an investor’s required risk-free rate of return over the expected holding period of a security.

kd = Rf + CS

Where:

kd:	Estimated discount rate;

Rf:	LIBOR-based swap rate – equal to the fixed-pay portion of a fixed-for-float LIBOR swap agreement, with the term of the agreement set equal to the expected maturity of the security; and

CS:	Selected credit spread.

In our estimation of a range of discount rates, we considered the following approaches:

Yield Calibration Approach:

A discount rate is determined by first estimating the implied yield-to-maturity (“YTM”) as of the latest date where the security was involved in an arms-length transaction (“Transaction Date”). The YTM as of the Transaction Date provides an observable measurement of compensation a market participant requires to hold a security. Qualifying transactions often consist of: (1) the initial primary market transaction, (2) secondary transactions and (2) amendments where the investment was repriced.

The implied YTM is estimated using the following internal rate of return formula:

Where:

P0:	Proceeds received at the Transaction Date (net of transaction costs);

Pm:	Principal due at maturity;

CFt:	Interest payments; and

k:	Discount rate such that the sum of the present-valued cash flows equals P0.

•	For variable-rate securities, a LIBOR-based swap rate, corresponding to the time to expected maturity, is then subtracted from the implied YTM to derive an implied credit spread as of the Transaction Date. The credit spread as of the Transaction Date is used as a calibration point to derive an implied credit spread as of the Valuation Date.

Changes in credit spreads of comparable securities and indices are then measured and considered for adjustment to the security’s implied credit spread as of the Transaction Date. Changes are measured by comparing benchmark credit spreads on the Transaction Date to the same benchmark credit spreads as of the Valuation Date. Adding these changes in credit spreads to the security’s implied credit spread as of the Transaction Date gives an indication of risk in the form of an implied credit spread as of Valuation Date.

The implied credit spread is then used as a reference point to select a range of credit spreads that incorporate the changes in credit risk of the comparable benchmarks, while also taking into consideration any changes in the company’s risk profile.

NorthStar Real Estate Income II, Inc.

Adding back a LIBOR-based swap rate, corresponding to the time to expected maturity, to the concluded range of credit spreads yields an estimated range of discount rates.

•	Similarly, for fixed-rate securities, changes in YTMs of comparable securities and indices are measured and considered for adjustment to the security’s implied YTM as of the Transaction Date. The implied YTM is then used as a reference point to select a range of discount rates.

Build-up Approach:

A discount rate is determined by first assessing credit spreads and YTMs from comparable benchmarks and securities as of the Valuation Date. Based on the level of comparability, size, and risk of the subject security relative to the comparable benchmarks, a premium or discount may be applied.

For variable rate securities, adding back a LIBOR-based swap rate, corresponding to the time to expected maturity, to the concluded range of credit spreads yields an estimated range of discount rates.

Weighted Average Return Approach:

Often used when the subject company’s risk profile has increased substantially, leaving the subject security exposed to not only risks typical of a debt security, but equity as well. In cases where a subject company’s performance has progressively deteriorated over time, the company may no longer possess the earnings power and asset base to support a debt security in its current form.

This approach begins with assessing the pro-forma components of the subject security assuming a refinance as of the Valuation Date. In this instance, the subject company’s current earnings power and/or asset base are used to create a “hybrid” security, consisting of senior debt, subordinated debt and equity components. Rates of return are then estimated and subsequently weighted based on each components relative size within the “hybrid” security. The resulting weighted average rate of return is then leveraged to estimate a range of discount rates for the subject security.

In cases where it appears the subject company can no longer support a leveraged capital structure, or where the leverage through the subject security appears to exceed what the current market can provide, D&P will often consider rates of return that are typical of private equity investments.

NorthStar Real Estate Income II, Inc.

Conclusions

Utilizing the approaches and procedures discussed is the preceding sections, we have estimated a Fair Value range for each of the following loans as of March 31, 2017 to be as follows:

		Concluded Range
	Investment Name	Low	High
1)	California Office Mortgage	$17,730,000	$18,180,000
2)	Long Island Industrial Mortgage	$12,805,000	$13,195,000
3)	Northeast Multifamily Preferred Equity II	$23,416,050	$23,992,800
4)	West Coast Retail Mortgage	$40,795,000	$41,820,000
5)	Southeast Multifamily Mortgage	$7,880,000	$8,120,000
6)	West Coast Retail Mortgage II	$21,295,700	$22,052,400
7)	California Hotel Mortgage	$36,068,750	$36,612,500
8)	Texas Multifamily Mortgage	$39,396,000	$39,592,000
9)	West Coast Retail Mortgage III	$34,300,000	$35,843,500
10)	Texas Hotel Mortgage	$75,562,500	$75,562,500
11)	Midwest Hotel Mortgage	$11,820,000	$12,120,000
12)	Southeast Hotel A-Note	$6,615,753	$6,750,083
13)	Denver Area Hotel Mortgage	$59,906,960	$62,917,360
14)	Tennessee Industrial Mortgage	$7,800,000	$8,080,000
15)	Mid Atlantic Multifamily Preferred Equity I	$40,344,598	$41,966,491
16)	Southwest Multifamily Mortgage	$36,500,000	$36,865,000
17)	West Coast Retail A-Note	$8,961,057	$9,142,089
18)	Pennsylvania Airport Hotel Mortgage	$41,370,000	$42,210,000
19)	Hotel Mortgage Portfolio	$35,646,250	$36,002,713
20)	California Retail Mortgage	$21,385,535	$22,352,720
21)	West Coast Multifamily Mortgages	$61,143,875	$62,075,000
22)	California Retail Mortgage II	$17,877,750	$18,331,500
23)	NYC Retail Mortgage	$43,164,000	$43,600,000
24)	Atlanta Hotel Mortgage	$46,000,000	$47,610,000
25)	Industrial Portfolio Preferred Equity	$95,926,589	$105,273,282
26)	Southwest Retail Senior Participation	$7,442,133	$7,760,513
27)	West Coast Multifamily Mortgage II	$26,433,000	$26,700,000

	Grand Total	$877,586,499	$904,727,450

NorthStar Real Estate Income II, Inc.

Utilizing the approaches and procedures discussed is the preceding sections, we have estimated a Fair Value range for each of the following liabilities as of March 31, 2017 to be as follows:

		Concluded Range
	Liability Name	Low	High
	Bank #1 Facility
1)	Hotel Mortgage Portfolio	$26,875,898	$27,009,609

	Total	$26,875,898	$27,009,609
	Bank #2 Facility
1)	Texas Hotel Mortgage	$48,018,750	$48,750,000
2)	Southeast Multifamily Mortgage	$5,940,000	$6,000,000

	Total	$53,958,750	$54,750,000
	Bank #3 Facility
1)	West Coast Retail Mortgage	$30,288,750	$30,750,000
2)	Atlanta Hotel Mortgage	$28,565,000	$29,000,000
3)	Pennsylvania Airport Hotel Mortgage	$31,027,500	$31,500,000
4)	Long Island Industrial Mortgage	$9,603,750	$9,750,000
5)	West Coast Multifamily Mortgage II	$19,824,750	$20,025,000
6)	NYC Retail Mortgage	$32,373,000	$32,700,000
7)	West Coast Multifamily Mortgages	$22,677,435	$22,906,500
8)	West Coast Multifamily Mortgages	$23,413,253	$23,649,750

	Total	$197,773,438	$200,281,250
	Mortgages
1)	West Coast Office Equity	$86,406,900	$88,170,306
2)	Denver Area Hotel Mortgage	$39,668,760	$40,067,441
3)	Industrial Portfolio Equity	$245,000,000	$250,000,000

	Total	$371,075,659	$378,237,747

	Grand Total	$649,683,745	$660,278,606

NorthStar Real Estate Income II, Inc.

Valuation of Limited Partnership Interests

Introduction

D&P concluded on Fair Value Net Asset Value/s (“NAV/s”) for NorthStar Income II’s (“NSI II”) interest in each of the following investments (the “Investments”):

•	Secondary Private Equity Portfolio #2;

•	Secondary Private Equity Portfolio #3; and

•	Secondary Private Equity Portfolio #1.

Transaction Overview – Secondary Private Equity Portfolio #2

On August 4, 2015, PE Investments XIII NT-II, LLC, as buyer, and NorthStar Real Estate Income Operating Partnership II, LP, a Delaware limited liability company, as Guarantor, entered into an agreement to purchase the portfolio of limited partnership interests from the seller (the “Seller 2”). The unadjusted purchase price of $27.8 million was deemed by NS II management (“Management”) to be Fair Value as of the initial closing date as it was an orderly transaction.4 Approximately 50.0 percent of the purchase price was funded upfront, with the remainder paid on September 30, 2016. According to Management, the estimated NAV of Secondary Private Equity Portfolio #2 as of March 31, 2017 was $12.0 million.

Transaction Overview – Secondary Private Equity Portfolio #3

On August 3, 2016, NorthStar Realty Finance Limited Partnership, a Delaware limited partnership, entered into an agreement with NorthStar Real Estate Income Operating Partnership II, LP, a Delaware limited liability company to sell 100 percent of the membership interests in Secondary Private Equity Portfolio #3. The sale closed on September 20, 2016. The limited partnership interest in Secondary Private Equity Portfolio #3 was purchased for $344.3 million, which was deemed by Management to be Fair Value as it was an orderly transaction.5 Per the purchase agreement, $44.4 million represents the deferred purchase price to be paid in intervals and is expected to be fully paid by December 30, 2017. Additionally, 75.0 percent of the purchase price, net of the $44.4 million deferred purchase price, will be paid on December 30, 2016. Thus, 25.0 percent of the purchase price, $83.1 million after adjusting for distributions received by Secondary Private Equity Portfolio #3 between March 2016 and closing, was paid on closing. According to Management, the estimated NAV of Secondary Private Equity Portfolio #3 as of March 31, 2017 was $252.9 million.

[4]	The $27.8 million represents the amount paid by NSI II, 95.0 percent of NAV at closing, provided by Management.
[5]	The $344.3 million represents the amount paid by NSI II, 92.3 percent of NAV at closing, provided by Management.

NorthStar Real Estate Income II, Inc.

Transaction Overview – Secondary Private Equity Portfolio #1

On March 20, 2015, PE Investments XI NT-II, LLC and PE Investments X12 NT-II, LLC, subsidiaries of NorthStar Real Estate Income Operating Partnership II, LP, a Delaware limited liability company, entered into an agreement to purchase a limited partnership interest in certain private equity funds from the Seller (the “Seller 2”). This limited partnership interest in certain private equity investment funds was purchased for $45.0 million, which was deemed by Management to be Fair Value as it was an orderly transaction.6 NSI II paid 55.0 percent of the purchase price upfront with the remainder paid between closing and the Valuation Date. According to Management, the estimated NAV of Secondary Private Equity Portfolio #1 as of March 31, 2017 was $25.1 million.

Valuation Approaches

Outlined below is a general framework detailing the various approaches D&P considered in our assessment of the Investments.

As part of our analysis of a subject security, D&P typically assesses a portfolio company’s Enterprise Value7 to develop an understanding of the subject security’s relative positioning as it relates to the capitalization of the portfolio company8. This then allows D&P to select a valuation approach or approaches for the subject security that best reflects the characteristics of the security, as well as the financial condition of the portfolio company.

Enterprise Value Analysis:

Enterprise Value can be derived using the following valuation approaches:

Income Approach: The Income Approach is a valuation technique that provides an estimation of the Fair Value of an asset or business based on expectations about the cash flows that an asset or business would generate over time. The Income Approach begins with an estimation of the annual cash flows expected to be generated over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset (if any) or the business at the end of the discrete projection period to arrive at an estimate of Fair Value.

[6]	$45.0 million represents the amount paid by NSI II, 89.7 percent of NAV at closing, provided by Management.
[7]	Enterprise Value is defined as the sum of the fair value of a subject company’s interest bearing debt and preferred and common stock, less non-operating assets (i.e. cash and marketable securities).
[8]	Used only as a gauge to approximate equity cushion and does not express in any way D&P’s opinion on any of the Portfolio Companies’ Enterprise Value.
[9]	Source: Estimated projected market risk premiums per Roger Grabowski and David King, “2016 Valuation

NorthStar Real Estate Income II, Inc.

Market Approach: The Market Approach is a valuation technique that provides an estimation of Fair Value based on market prices in actual transactions and on asking prices for assets or businesses. The valuation process is a comparison and correlation between the subject asset or business and other similar assets or businesses. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets or businesses and are adjusted to arrive at an estimation of the Fair Value of the subject asset or business.

Underlying Assets Approach: The Underlying Assets Approach is based on the book value of the company. Assets and liabilities on the company’s balance sheet are adjusted to their Fair Value equivalents.

For asset-based lending, which includes commercial, factoring, equipment, and mortgage loans, D&P will also consider the value of the collateral securing these subject securities. This will often involve reviewing recent appraisals as well as book values.

Duff & Phelps Valuation Approach

For the purposes of our analysis, we considered the Income, Market, and Transaction Approaches. ASC 820 provides a practical expedient that allows the Fair Value of a Fund Interest to be estimated using NAV if the underlying investments are reported at Fair Value and are as of the same measurement date as the reporting entity. However, due to the complexities of the different funds and projected distributions within the Limited Partnerships, the amount of effort required to validate individual NAVs as being Fair Value based, and to bring NAV in phase for each measurement date, we concluded that an Income Approach would provide more consistent, reliable, and timely Fair Value estimates. The Income Approach is calibrated against market factors at entry.

A range of indicated NAVs of the Investments was estimated using the Income Approach. The cash flows provided and detailed above were used in the application of the Income Approach. The cash flows were corroborated with distribution and capital call statements provided by Management for each of the underlying funds of the Investments.

The cash flows were discounted to present value through application of an appropriate discount rate. Specific assumptions and procedures utilized in our analysis are presented below and on the following pages.

Estimation of Secondary Private Equity Portfolio #3’s and Secondary Private Equity Portfolio #1’s Discount Rate

Required Return on Equity—We used the Capital Asset Pricing Model (“CAPM”) to determine the return on equity for Secondary Private Equity Portfolio #1 and Secondary Private Equity Portfolio #3. The CAPM is a generally accepted method for estimating an investor’s return requirement, and hence a company’s cost of equity capital.

NorthStar Real Estate Income II, Inc.

CAPM is represented by the following algebraic equation:

Re = Rf + ß (Rm - Rf) + Ssp + A

where:

	Re	=	equity rate of return

	Rf	=	risk-free rate of return

	ß	=	beta (systematic risk coefficient for the particular investment)

	(Rm-Rf)	=	equity risk premium expected on equity investments in a diversified portfolio of large capitalization common stocks

	Ssp	=	small company premium adjustment to the cost of equity due to the size of the Company

	A	=	alpha to reflect company-specific risk

Risk free rate – We concluded on a normalized risk-free rate of 3.5 percent.

Beta - Practical application of the CAPM also relies upon the ability to identify publicly traded companies that have similar risk characteristics as Secondary Private Equity Portfolio #1 and Secondary Private Equity Portfolio #3, in order to derive meaningful measures of the subject company’s beta.

Equity risk premium – The market risk premium is the expected return in excess of the risk-free rate which investors require for investing in large capitalization stocks, based on the long term premium realized over the risk-free rate. Quantification of the market risk premium has been the subject of considerable research by security analysts. Based on a review of historical and forward-looking market risk premium data, we applied a 5.5 percent premium for Secondary Private Equity Portfolio #1 and Secondary Private Equity Portfolio #3, as of the Valuation Date.9

Small stock premium—The CAPM rate of return is adjusted by a premium that reflects the extra risk of an investment in a small company. This premium is derived based on a study conducted by Duff & Phelps that examines the historical differences in returns between small and large companies. Given the size of the Company’s operations, we included a small stock premium of approximately 2.1 percent.

Alpha – Company specific risk premium. The applied alpha represents the risk associated with achieving the projected distributions. We considered the risk of private equity investments, the applicable time horizon, and market participants’ expected returns. Additionally, we considered prices paid for limited partnership interests in 2016 transactions.10

[9]	Source: Estimated projected market risk premiums per Roger Grabowski and David King, “2016 Valuation Handbook – Guide to Cost of Capital”.
[10]	Source: December 2016 Triago Quarterly and January 2017 Secondary Market Trends and Outlook from Greenhill Cogent.

NorthStar Real Estate Income II, Inc.

For Secondary Private Equity Portfolio #3 we applied an alpha of 10.0 percent leading to a discount rate range of 16.0 percent to 24.0 percent. For Secondary Private Equity Portfolio #1, we applied an alpha of 13.0 percent leading to a discount rate range of 19.0 percent to 27.0 percent.

Estimation of Secondary Private Equity Portfolio #2’ Discount Rate

We used the Build Up Approach to determine the return on equity for Secondary Private Equity Portfolio #2. In the Build Up Approach, a discount rate is determined by first assessing credit spreads and YTMs from comparable benchmarks and comparable securities as of the Valuation Date. Based on the level of comparability, size and risk of the subject security relative to the comparable benchmarks, a premium or discount may be applied. For variable rate securities, adding back a LIBOR-based swap rate, corresponding to the time to expected maturity, to the concluded range of credit spreads yields an estimated range of discount rates.

Secondary Private Equity Portfolio #2 differed from Secondary Private Equity Portfolio #1 and Secondary Private Equity Portfolio #3 due to the specific risk profile of the underlying funds. NSI II expects approximately 73.6 percent of Secondary Private Equity Portfolio #2’ total future distributions to be received within one year of the Valuation Date, with the remainder to be received within two years of the Valuation Date. The short timeline of these distributions reduces the uncertainty of receiving cash flows compared to a longer timeline. Thus, we determined that an equity rate of return is not applicable to this limited partnership. To estimate a required rate of return for Secondary Private Equity Portfolio #2, we reviewed both United States government treasury yields as of the Valuation Date and Cushman and Wakefield real estate credit spreads as of the Valuation Date.

We took the one year and two year treasury yields as of the Valuation Date and weighted the one year yield at 73.6 percent and the two year yield at 26.4 percent. This weighting reflects the expected time horizon for the remaining distributions. We added an alpha of 2.0 percent to this blended rate to reflect the additional risk associated with the remaining distributions above that of the risk free rate to arrive at the concluded yield from US Treasury Yields.

We also used Cushman & Wakefield real estate spreads as of March 2017 for Multifamily, Industrial, Office, Hospitality, and Other and weighted them according to the type of property owned by the underlying funds in the Secondary Private Equity Portfolio #2 portfolio. NSI II provided us with the breakout by property type of Secondary Private Equity Portfolio #2 as of the Valuation Date. We added the three month USD Libor rate to our blended rate and applied an alpha of 0.5 percent to reflect the additional risk associated with the remaining distributions above that of real estate returns to arrive at the “Adjusted Cushman and Wakefield Spreads.”

NorthStar Real Estate Income II, Inc.

We then took the average of both the concluded yield from US Treasuries and the concluded yield from Cushman and Wakefield Spreads to arrive at a discount rate range of 2.5 percent to 4.5 percent.

Benchmarking

In order to verify the reasonableness of the projected distributions, we looked at historical returns for various subsets of the FTSE NAREIT U.S. Real Estate Index. The NAREIT index is developed using the prices from the universe of REITs, which trade publicly and therefore have market-clearing pricing updated throughout the trading day. The NCREIF was also considered, but as this is based on individual appraisals of land assets, it tends to be slightly stale compared to the NAREIT. Additionally, we considered available information on sales of limited partnership interests on the secondary market in 2015 and 2016. We used both the December 2016 Triago Quarterly and the January 2017 Secondary Market Trends and Outlook from Greenhill Cogent. The secondary market purchase information supports the prices that NorthStar paid for Secondary Private Equity Portfolio #2, Secondary Private Equity Portfolio #3 and Secondary Private Equity Portfolio #1.

Conclusion

Based on the Limited Procedures performed for this analysis, we have estimated the Fair Value NAV of NSII’s interest in the Investments to be reasonably stated in the range of $11.2 million to $11.5 million for Secondary Private Equity Portfolio #2, $238.7 million to $257.9 million for Secondary Private Equity Portfolio #3, and $24.7 million to $26.5 million for Secondary Private Equity Portfolio #1 as of the Valuation Date as summarized below:

3/31/2017 Fair Value

(USD in Millions)

	Low	High
Interest in Secondary Private Equity Portfolio #2	$11.2	$11.5
Interest in Secondary Private Equity Portfolio #3 (including Deferred Liability)[11]	$238.7	$257.9
Interest in Secondary Private Equity Portfolio #1	$24.7	$26.5
Total – LP Interest	$274.6	$295.9

[11]	Deferred Liability equals the sum of remaining deferred purchase price and late stage payments.

NorthStar Real Estate Income II, Inc.

After subtracting the Deferred Liability related to Secondary Private Equity Portfolio #3 of $23.0 million to $24.0 million, we concluded on a range of $251.7 million to $271.8 million for NSII’s combined limited partnership interests as summarized below:

Combined Limited Partnership Interests

(USD in Millions)

	Low	High
Total – LP Interest	$274.6	$295.9
Less: Secondary Private Equity Portfolio #3 Deferred Liability	$23.0	$24.0
Combined Limited Partnership Interests (rounded)	$251.7	$271.8

NorthStar Real Estate Income II, Inc.

Valuation of CMBS Facilities

Scope of Work

We have estimated Fair Values for each CMBS and CRE CDO position, as well as certain repurchase agreements. Fair Value is defined as stated in ASC §820, Fair Value Measurements, (formerly Statement of Financial Accounting Standards No. 157), which defines Fair Value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In the course of our analysis of the CMBS, we relied upon financial and other information, including prospective financial information, obtained from Management and from various public, financial industry and market sources. Our conclusion was dependent on such information being complete and accurate in all material respects. The principal sources of information used in performing our analysis included the following: Discussions with Management, NSII’s Portfolio containing all CMBS to be valued provided by Management as of March 31, 2017, as well as financial reports on individual loans and buildings, Contractual terms of the CMBS and CRE CDOs, and 3rd party valuation tools such as Intex and Trepp.

CMBS Summary Methodological Approach

The Prices of the CMBS securities are estimated using a waterfall approach. The future cash flows are estimated through time according to the terms outlined in the prospectus (the “Waterfall”) using market-standard deal modeling software (e.g., Trepp and Intex). We estimate the default rate, loss severity, prepayment, and delinquency assumptions for the underlying assets of the CMBS based on the historical performance of the trust, our understanding of market participants’ expectations, servicer reports, representative indices, and various research reports from investment banks. The future cash flows of the assets are generated according to the waterfall, utilizing our judgment to incorporate the assumptions above. The coupon and principal payments of each tranche are discounted at the estimated rate of return required by investors, based on the characteristics of the CMBS as calculated from the indexes described above, to determine the Fair Value of the Security.

CMBS Market Information

We are actively in touch with various market participants and have examined a range of relevant market color for the CMBS within the NSII Portfolio. Using a hierarchical process we have incorporated this proprietary market color into our analysis. We have also reviewed a number of research reports from top-tier investment banks indicating spreads for 2.0/3.0 CMBS as of the Valuation Date. The table below shows representative average spread data compiled from published research reports:

NorthStar Real Estate Income II, Inc.

CMBS Market Color

As of The Valuation Date

Credit Type	Spread
AAA	91
AA	131
A	182
BBB-	451

Please see the CMBS Estimate of Fair Value table for the summary valuation results for each of the CMBS.

Assets – Estimate of Range of Fair Value

As of March 31, 2017

					D&P Estimate of Range of Fair Value -Net Asset Value
CUSIP	Security Name	Credit Type	CMBS Vintage	Current Balance	Low End of Range	Mid of Range	High End of Range
CMBS #1	CMBS #1	BBB-	2015	$11,500,000	$8,306,301	$8,608,389	$8,910,478
CMBS #2	CMBS #2	BBB-	2015	$7,500,000	$5,300,158	$5,488,210	$5,676,261
CMBS #3	CMBS #3	BBB-	2015	$6,500,000	$4,736,943	$4,910,190	$5,083,437
CMBS #4	CMBS #4	NR	2011	$48,238,255	$29,411,954	$30,474,039	$31,536,125
CMBS #5	CMBS #5	BBB-	2016	$16,331,000	$11,553,200	$12,004,397	$12,455,595
CMBS #6	CMBS #6	BBB-	2016	$2,997,000	$2,114,065	$2,195,667	$2,277,269
CMBS #7	CMBS #7	BBB-	2016	$6,500,000	$4,688,475	$4,874,073	$5,059,671
CMBS #8	CMBS #8	BBB-	2016	$15,000,000	$10,787,947	$11,209,281	$11,630,614
CMBS #9	CMBS #9	BBB-	2016	$2,500,000	$1,755,491	$1,826,396	$1,897,302
CMBS #10	CMBS #10	BBB-	2015	$11,115,168	$8,100,296	$8,396,552	$8,692,808
CMBS #11	CMBS #11	BBB-	2016	$720,000	$517,821	$538,045	$558,269
CMBS #12	CMBS #12	BBB-	2017	$740,000	$577,452	$601,412	$625,373
CMBS #13	CMBS #13	BBB-	2017	$550,000	$428,791	$446,614	$464,438

Total				$130,191,423	$88,278,895	$91,573,267	$94,867,639

Liabilities – Estimate of Range of Fair Value

As of March 31, 2017

					D&P Estimate of Range of Fair Value - Net Asset Value
CUSIP	Security Name	Credit Type	CMBS Vintage	Position Notional	Low End of Range	Mid of Range	High End of Range
CRE CDO #1	CRE CDO #1	Aaa	2016	$165,774,823	$164,945,949	$166,603,697	$168,261,445
CRE CDO #2	CRE CDO #2	Baa3	2016	$27,000,000	$26,730,000	$27,540,000	$28,350,000
Repo	Repurchase Agreement CMBS #1	BBB-	2015	$6,465,000	$6,463,960	$6,464,837	$6,465,714
Repo	Repurchase Agreement CMBS #2	BBB-	2015	$4,010,000	$4,009,355	$4,009,899	$4,010,443
Repo	Repurchase Agreement CMBS #3	BBB-	2015	$3,709,000	$3,708,403	$3,708,906	$3,709,410
Repo	Repurchase Agreement CMBS #5	BBB-	2016	$8,655,000	$8,653,607	$8,654,782	$8,655,956
Repo	Repurchase Agreement CMBS #6	BBB-	2016	$1,671,000	$1,670,535	$1,671,010	$1,671,486
Repo	Repurchase Agreement CMBS #7	BBB-	2016	$3,191,000	$3,189,818	$3,191,029	$3,192,239
Repo	Repurchase Agreement CMBS #8	BBB-	2016	$8,524,000	$8,521,627	$8,524,053	$8,526,480
Repo	Repurchase Agreement CMBS #9	BBB-	2016	$1,325,000	$1,324,663	$1,325,005	$1,325,346
Repo	Repurchase Agreement CMBS #10	BBB-	2015	$5,388,000	$5,386,631	$5,388,019	$5,389,408

Total				$235,712,823	$234,604,547	$237,081,237	$239,557,927

Real Estate Valuation - Operating Real Estate

Scope of Work

We have identified the problem based on the purpose, intended users, intended use of the appraiser’s opinions and conclusions, type and definition of value, effective date of the appraiser’s opinions and conclusions, subject of the assignment and its relevant characteristics, and assignment conditions and have conducted the appropriate scope of work and consider it to be sufficient to produce credible assignment results.

As such, our scope of services related to the Operating Real Estate included the following:

•	An analysis of the Operating Real Estate completed on a desktop basis only;

•	A study of each market to measure current market conditions, supply and demand factors, growth patterns, and their effect on the real estate assets;

•	Completion of the income capitalization approach, by discounted cash flow and direct capitalization methods as appropriate, for each of the real estate assets;

•	Completion of the sales comparison approach, if applicable or required to produce credible results, for any of the real estate assets;

•	Read and discuss recent third party appraisal reports;

•	Meet and/or talk with relevant members of the Advisor’s deal teams to discuss valuation and the related write-ups, to understand the Advisor’s expectations and intent regarding each investment and to discuss any relevant updates;

•	Consider general economic and industry trends and the investment operating and financial results (including audited financial statements, where available);

•	Consider other facts and data that are pertinent to the investments as disclosed by the Advisor;

•	Delivery of a range of values with midpoint estimates for each of the assets as well as underlying assumptions used in the analysis as appropriate.

•	Reviewed Company-provided waterfall distribution models, as applicable;

•	Applied our estimates of fair value, cash flow projections, equity yield rates, and marketability discounts to Company-provided waterfall distribution models to arrive at the fair value of the Company’s equity interests on a non-consolidated basis;

Definitions

Leased Fee – An ownership interest held by a landlord with the rights of use and occupancy conveyed by a lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within a lease.

Fee Simple – Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

NorthStar Real Estate Income II, Inc.

History of the Subject Properties

Industrial Portfolio Equity was part of a 22-property portfolio sale that transacted for $317,500,000 on June19th, 2015. West Coast Office Equity was port of a 2-property portfolio sale that took place on August 20th, 2015 for $126,700,000. To the best of our knowledge, the subject portfolios have not been involved in any other sales in the past 3 years. In addition, the subject portfolios are not currently under contract or listed for sale.

Identification of Type of Appraisal and Type of Report

A general outline of our scope of work is presented previously and includes the preparation of an appraisal report in a Restricted Appraisal Report format that complies with Standards Rule 2-2(b) of USPAP. The analysis and conclusions set forth in the report may not be understood properly without additional information contained in our work files.

Purpose and Intended Use of the Appraisal

The purpose of this appraisal is to estimate the fair values of the Company’s Investments as of March 31, 2017 subject to the definition of Fair Value, the General Assumptions and Limiting Conditions, Extraordinary Assumptions, and the Certification as set forth in the attached appraisal report. The intended use of this appraisal is to aid the Board of Directors of NSI II in their financial reporting. The report is intended for the use by NorthStar Real Estate Income II, Inc (the “Company”) and CNI NSI Advisors, LLC (the “Advisor”). This appraisal was completed in connection with a business combination transaction between Nova I, Nova II, and Constellation.

Date of Opinion of Value

The effective date of value is March 31, 2017.

Exposure Time/Marketing Period

Exposure time is defined by USPAP as follows:

The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market.

We have estimated the exposure and marketing time for each of the subject real estate assets in the portfolio. We have estimated the exposure/marketing time at 6 to 12 months.

Highest and Best Use

As defined by the Appraisal Institute in The Dictionary of Real Estate Appraisal, 6th edition, “highest and best use” is:

NorthStar Real Estate Income II, Inc.

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are:

- Legal Permissibility

- Physical Possibility

- Financial Feasibility

- Maximum Productivity

The above definition of highest and best use applies to use of a site as though vacant, as well as to the property as improved. When a site contains improvements, the highest and best use may be determined to be different from the existing use. The existing use will continue unless and until the land value in its highest and best use exceeds the sum of the value of the entire property in its existing use plus the cost to remove the improvements.

The highest and best use was determined for each of the real estate assets. For the industrial properties, the highest and best use as vacant was for industrial development; the highest and best use as improved was for continued use as industrial properties. For the industrial and office properties, the highest and best use as vacant was for an industrial and office development; the highest and best use as improved was for continued use as industrial and office properties.

NorthStar Real Estate Income II, Inc.

VALUATION THEORY

In traditional valuation theory, the three approaches to estimating the value of an asset are the cost approach, sales comparison approach, and income capitalization approach. Each approach assumes valuation of the property at the properties highest and best use. From the indications of these analyses, an opinion of value is reached based upon expert judgment within the outline of the appraisal process. In this analysis, we have considered the income approach as our primary indicator of value, with secondary consideration given to a survey of comparable sales data. We did not use the cost approach as this approach is not typically considered by investors of similar property types.

Sales Comparison Approach

The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.

Income Capitalization Approach

The income capitalization approach simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its lifetime. The net income developed in our analysis is the balance of potential income remaining after vacancy and collection loss, and operating expenses. This net income is then capitalized at an appropriate rate to derive an estimate of value or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis. Thus, two key steps are involved: (1) estimating the net income applicable to the subject and (2) choosing appropriate capitalization rates and discount rates. The appropriate rates are ones that will provide both a return on the investment and a return of the investment over the life of a particular property.

Correlation and Conclusion

Each appraisal approach to value is utilized to as a check to the other. Inherent in each is an interpretation of market conditions as they affect the subject property. The quality and the quantity of the data in each approach are considered, along with the relevance of each to the property. For this analysis, we have considered the income approach as our primary indication of value. We have additionally gathered comparable sales throughout the various subject markets as secondary support for our value estimate. For any properties with excess land, we have completed the sales comparison approach to estimate the vacant land value.

NorthStar Real Estate Income II, Inc.

INCOME CAPITALIZATION APPROACH

The income capitalization approach is based on the premise that value is created by the expectation of future benefits. We estimated the present value of those benefits to derive an indication of the amount that a prudent, informed purchaser-investor would pay for the right to receive them as of the valuation date.

This approach requires an estimation of the net operating income of a property. The estimated net operating income is then converted to a value indication by use of either the direct capitalization method or the discounted cash flow analysis.

The discounted cash flow (“DCF”) analysis focuses on the operating cash flows expected from the property and the anticipated proceeds of a hypothetical sale at the end of an assumed holding period. These amounts are then discounted to their present value. The discounted present values of the income stream and the reversion are added to obtain a value indication. Because benefits to be received in the future are worth less than the same benefits received in the present, this method weights income projected in the early years more heavily than the income and the sale proceeds to be received later.

Direct capitalization uses a single year’s stabilized net operating income as a basis for a value indication. It converts estimated “stabilized” annual net operating income to a value indication by dividing the income by a capitalization rate. The rate chosen includes a provision for recapture of the investment and should reflect all factors that influence the value of the property, such as tenant quality, property condition, neighborhood change, market trends, interest rates and inflation. The rate may be inferred from local market transactions or, when transaction evidence is lacking, obtained from trade sources.

In some situations, both methods yield similar results. The DCF method is more appropriate for the analysis of investment properties with multiple leases particularly leases with cancellation clauses or renewal options, and especially in volatile markets. The direct capitalization method is normally more appropriate for properties with relatively stable operating histories and expectations.

Discounted Cash Flow Analysis

We have concluded on the value of the following twenty four (24) Operating Real Estate assets using the discounted cash flow method:

NorthStar Real Estate Income II, Inc.

Property Type	State
Industrial 1	IN
Industrial 2	IN
Industrial 3	IN
Industrial 4	IN
Industrial 5	IN
Industrial 6	IN
Industrial 7	IN
Industrial 8	IL
Industrial 9	OH
Industrial 10	KY
Industrial 11	KY
Industrial 12	KY
Industrial 13	KY
Industrial 14	KY
Industrial 15	TN
Industrial 16	TN
Industrial 17	TN
Industrial 18	TN
Industrial 19	TN
Industrial 20	NC
Industrial 21	NC
Industrial 22	SC
Office/Industrial	WA
Office/Industrial	WA

Leased Status of the Operating Real Estate Assets

The Operating Real Estate assets, are encumbered by a variety of net and modified gross leases, and expense reimbursements may vary based on the contractual terms of each lease. We were provided with Argus models reflecting the leased status of each property as of the Valuation Date.

Market Rent Analysis

The factors we considered in determining market rental rates were:

•	Current contract rent levels at the subject properties

•	Recently signed leases at the subject properties

•	Asking rates at competitive properties

•	Current contract rents and recently signed leases at comparable properties

NorthStar Real Estate Income II, Inc.

Market Rent Estimate

The market rental rates for the Operating Real Estate were estimated from market data that was gathered specific to each of the Operating Real Estate properties. Market rental rates include escalations as estimated based on our research. Our market rental rate estimates are based a net effective rate; thus, additional concessions have not been applied. Any leases that were recently signed were also considered in our analysis of a market rent estimate.

Reimbursements

For multi-tenant properties, reimbursements were modeled on a property-by-property basis to reflect the market. In most cases, a capital reserve was included.

Vacancy and Collection Loss

Vacancy and collection loss have been applied in our analysis on a property-by-property basis depending on the tenant mix and market.

Expense Analysis

In estimating operating expenses for the Operating Real Estate properties, we have relied upon historical and projected real estate taxes incorporated into the Argus DCF models provided by the client. In the absence of sufficient historical or projected operating expenses at the property level, market data, such as expense levels at comparable properties or survey data, was utilized to estimate operating expenses. Each item of expense was analyzed, and we developed an opinion of a level of expense we believe a typical investor would consider reasonable.

Capital Improvements

The Company has provided us with a schedule of planned capital expenditures on a case-by-case basis. Planned capital expenditures have been modeled in our property-specific cash flow models. Reserves for replacement have been included in our analysis as a capital expense. The amount of the reserve is based on property type and condition.

Operating Statement

In estimating the Operating Real Estate’s pro forma operating cash flow, the operating history and budgets within the client provided Argus DCF models have been analyzed, as appropriate. In cases where expenses were not provided in historical data or with the Argus DCF models, expenses have been estimated using expense comparables or market surveys such as IREM.

NorthStar Real Estate Income II, Inc.

Discounted Cash Flow Method

As discussed previously, we have completed a discounted cash flow method of analysis for the Operating Real Estate assets. The discounted cash flow method involves the following steps:

•	Estimate the subject’s Potential Gross Income (PGI) through an analysis of the subject’s actual historic income and an analysis of competitive market rental rates.

•	Estimate and deduct vacancy and collection losses from PGI to develop the Effective Gross Income (EGI).

•	Develop and subtract operating expenses from EGI to derive the Net Operating Income (NOI).

•	Estimate and deduct capital costs (i.e., tenant improvements, leasing commissions, capital repairs and replacements) from the NOI to derive the cash flow.

•	Develop the appropriate discount (Yo) and terminal capitalization rate (Rt).

•	Convert the cash flow and reversion into present value using the discount rate (Yo).

In applying the DCF technique, we estimated the operating results over a hypothetical stabilized holding period and assumed the property would be sold at the end of following year for a price calculated by capitalizing the projected following year’s net income. The cash flows were then discounted at a rate reflective of current market conditions, bearing in mind the investment characteristics of the property.

Discounted Cash Flow Assumptions, Forecast, and Conclusion

Exhibits detailing the assumptions applied in the discounted cash flow analysis for each for the Operating Real Estate assets have been provided under separate cover.

Capitalization Rate

The capitalization rate is the factor that converts the stabilized net operating income (NOI) to a present value. It is the ratio of net income to value or sale price.

NOI ÷ Sale Price = Capitalization Rate

The following exhibit details national overall capitalization rates extracted from the PwC Real Estate Investor Survey as of the 1st Quarter 2017, as well as the Situs RERC Report as of the 1st Quarter 2017.

Source	Dated	Market	Property Type	Minimum	Maximum	Average
PwC Real Estate Investor Survey	1st Quarter 2017	National	Warehouse	4.25%	6.90%	5.37%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Flex R&D	5.50%	9.00%	7.05%
RERC	1st Quarter 2017	National	Warehouse	4.50%	7.50%	5.80%
RERC	1st Quarter 2017	National	R&D	5.50%	9.00%	7.00%
RERC	1st Quarter 2017	National	Flex R&D	5.50%	9.00%	7.00%

NorthStar Real Estate Income II, Inc.

In addition to the surveys above, we have considered capitalization rates from recently acquired properties within the Company’s portfolio as well as recent sales pulled from the market with the same or similar tenants to those of the Operating Real Estate properties.

Capitalization Rate Conclusion

Capitalization rates were selected on a property-by-property basis. Surveys used for each property, as well as comparables pulled from the market have been provided under separate cover.

Terminal Capitalization Rate

The terminal capitalization rate, or residual capitalization rate, is applied at the end of the holding period to estimate the reversionary value. The following exhibit details national terminal capitalization rates extracted from the PwC Real Estate Investor Survey as of the 1st Quarter 2017, as well as the Situs RERC Report as of the 1st Quarter 2017.

hcp	Dated	Market	Property Type	Minimum	Maximum	Average
PwC Real Estate Investor Survey	1st Quarter 2017	National	Warehouse	5.00%	7.00%	6.03%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Flex R&D	6.00%	9.00%	7.33%
RERC	1st Quarter 2017	National	Warehouse	5.00%	7.50%	6.20%
RERC	1st Quarter 2017	National	R&D	6.00%	8.00%	7.20%
RERC	1st Quarter 2017	National	Flex R&D	6.00%	9.50%	7.50%

Additional survey data, and our conclusion of terminal rates for each of the Operating Real Estate properties has been provided under separate cover.

Discount Rate

The following exhibit details national discount rates extracted from the PwC Real Estate Investor Survey as of the 1st Quarter 2017, as well as the Situs RERC Report as of the 1st Quarter 2017.

Source	Dated	Market	Property Type	Minimum	Maximum	Average
PwC Real Estate Investor Survey	1st Quarter 2017	National	Warehouse	5.50%	9.00%	6.74%
PwC Real Estate Investor Survey	1st Quarter 2017	National	Flex R&D	6.75%	10.50%	8.08%
RERC	1st Quarter 2017	National	Warehouse	5.80%	10.00%	7.40%
RERC	1st Quarter 2017	National	R&D	7.00%	10.00%	8.20%
RERC	1st Quarter 2017	National	Flex R&D	7.00%	9.80%	8.30%

Additional survey data, and our conclusion of discount rates for each of the Operating Real Estate properties has been provided under separate cover.

NorthStar Real Estate Income II, Inc.

RECONCILIATION AND VALUE CONCLUSIONS

The following Exhibit depicts the fair value estimates of the subject properties that comprise the Operating Real Estate.

Northstar Real Estate Income Trust, Inc.

NOVA II Real Property Gross Asset Values

As of March 31, 2017

		Value Conclusions
Property Type	State	Low	Mid	High
Industrial 1	IN	$11,500,000	$12,000,000	$12,500,000
Industrial 2	IN	$10,000,000	$10,400,000	$10,900,000
Industrial 3	IN	$11,000,000	$11,500,000	$12,000,000
Industrial 4	IN	$6,500,000	$6,800,000	$7,100,000
Industrial 5	IN	$25,600,000	$26,700,000	$28,000,000
Industrial 6	IN	$25,500,000	$26,600,000	$27,800,000
Industrial 7	IN	$14,400,000	$15,000,000	$15,700,000
Industrial 8	IL	$24,300,000	$25,300,000	$26,500,000
Industrial 9	OH	$17,800,000	$18,600,000	$19,300,000
Industrial 10	KY	$12,600,000	$13,100,000	$13,700,000
Industrial 11	KY	$14,800,000	$15,300,000	$16,000,000
Industrial 12	KY	$22,700,000	$23,600,000	$24,500,000
Industrial 13	KY	$12,600,000	$13,100,000	$13,700,000
Industrial 14	KY	$14,300,000	$14,800,000	$15,500,000
Industrial 15	TN	$10,500,000	$11,000,000	$11,500,000
Industrial 16	TN	$12,900,000	$13,400,000	$13,900,000
Industrial 17	TN	$4,600,000	$4,800,000	$5,000,000
Industrial 18	TN	$3,100,000	$3,300,000	$3,400,000
Industrial 19	TN	$21,500,000	$22,300,000	$23,100,000
Industrial 20	NC	$13,300,000	$13,800,000	$14,400,000
Industrial 21	NC	$19,100,000	$19,800,000	$20,500,000
Industrial 22	SC	$41,600,000	$43,300,000	$45,200,000
Office/Industrial	WA	$147,800,000	$154,000,000	$160,900,000
Office/Industrial	WA	$29,800,000	$31,000,000	$32,300,000

NorthStar Real Estate Income II, Inc.

The total fair value range reflected above is equal to the gross asset value of these operating assets. To derive the net asset value at NSI II’s interest, we deducted the fair value of the loans for all equity properties(Operating Real Estate). Once the debt was deducted, we ran the net sales proceeds through a client provided waterfall model to arrive at NSI I’s interest for each asset. Industrial Portfolio Equity is 100% owned by NSI II, thus no further adjustment was required. The exhibits below depicts the Operating Real Estate values at NSI II’s interest.

Northstar Real Estate Income II, Inc.

Joint Venture Interest Values

As of March 31, 2017

	Low Gross	Mid Gross	High Gross	Low Debt	Mid Debt	High Debt	Low Minority	Mid Minority	High Minority	Low NSI II	Mid NSI II	High NSI II
Portfolio Name	Asset Value	Asset Value	Asset Value	Value	Value	Value	Interest Value	Interest Value	Interest Value	Interest Value	Interest Value	Interest Value
Industrial Portfolio Equity	$350,200,000	$364,500,000	$380,200,000	$245,000,000	$247,500,000	$250,000,000				$105,200,000	$117,000,000	$130,200,000
West Coast Office Equity	$177,600,000	$185,000,000	$193,200,000	$86,406,900	$87,288,603	$88,170,306	$10,895,883	$12,199,543	$13,663,202	$80,297,217	$85,511,854	$91,366,492

Totals:	$527,800,000	$549,500,000	$573,400,000	$331,406,900	$334,788,603	$338,170,306	$10,895,883	$12,199,543	$13,663,202	$185,497,217	$202,511,854	$221,566,492

NorthStar Real Estate Income II, Inc.

GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following general assumptions and limiting conditions:

1.	No investigation has been made of, and no responsibility is assumed for, the legal description or for legal matters including title or encumbrances. Title to the properties is assumed to be good and marketable unless otherwise stated. The properties are further assumed to be free and clear of liens, easements, encroachments and other encumbrances unless otherwise stated, and all improvements are assumed to lie within property boundaries.

2.	Information furnished by others, upon which all or portions of this report are based, is believed to be reliable, but has not been verified in all cases. No warranty is given as to the accuracy of such information.

3.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been, or can readily be obtained, or renewed for any use on which the value estimates provided in this report are based.

4.	Full compliance with all applicable federal, state and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed, unless otherwise stated.

5.	No responsibility is taken for changes in market conditions and no obligation is assumed to revise this report to reflect events or conditions, which occur subsequent to the appraisal date hereof.

6.	Responsible ownership and competent property management are assumed.

7.	The allocation, if any, in this report of the total valuation among components of the properties applies only to the program of utilization stated in this report. The separate values for any components may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

8.	Areas and dimensions of the properties were obtained from sources believed to be reliable. Maps or sketches, if included in this report, are only to assist the reader in visualizing the properties and no responsibility is assumed for their accuracy. No independent surveys were conducted.

9.	It is assumed that there are no hidden or unapparent conditions of the properties, subsoil, or structures that affect value. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

10.	No soil analysis or geological studies were ordered or made in conjunction with this report, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions.

11.	Neither Duff & Phelps, LLC nor any individuals signing or associated with this report shall be required by reason of this report to give further consultation, to provide testimony or appear in court or other legal proceedings, unless specific arrangements thereto for have been made.

NorthStar Real Estate Income II, Inc.

12.	This appraisal has been made in conformance with, and is subject to, the requirements of the Code of Professional Ethics and Standards of Professional Conduct of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice.

13.	We have not been engaged nor are we qualified to detect the existence of hazardous material, which may or may not be present on or near the properties. The presence of potentially hazardous substances such as asbestos, urea-formaldehyde foam insulation, industrial wastes, etc. may affect the value of the properties. The value estimate herein is predicated on the assumption that there is no such material on, in, or near the properties that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

14.	The date of value to which the conclusions and opinions expressed in this report apply is set forth in the opinion letter at the front of this report. Our value opinion is based on the purchasing power of the United States’ dollar as of this date.

15.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. We have not made a specific compliance survey and analysis of these properties to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the properties along with a detailed study of ADA requirements could reveal that the properties are not in compliance with the act. If so, this would have a negative effect on the property values. We were not furnished with any compliance surveys or any other documents pertaining to this issue and therefore did not consider compliance or noncompliance with the ADA requirements when estimating the value of the properties.

16.	In accordance with our agreement, this report is limited to the value of the Investments. One or more additional issues may exist that could affect the Federal tax treatment of the Investments with respect to which we have prepared this report. This report does not consider or provide a conclusion with respect to any of those issues. With respect to any significant Federal tax issue outside the scope of this report, this report was not written, and cannot be used, by anyone for the purpose of avoiding Federal tax penalties.

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

17.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

18.	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

19.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

NorthStar Real Estate Income II, Inc.

20.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction

21.	Assumed that the representations and warranties made are substantially accurate;

22.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

23.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company [or the Target] since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

24.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the [Agreement] without any amendments thereto or any waivers of any terms or conditions thereof; and

25.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company [or the contemplated benefits expected to be derived in the Proposed Transaction].

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

NorthStar Real Estate Income II, Inc.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock [or the Target’s common stock] (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration [paid / received] is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated June 17, 2017 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

NorthStar Real Estate Income II, Inc.

EXTRAORDINARY ASSUMPTIONS AND HYPOTHETICAL CONDITIONS

When a value opinion is subject to an extraordinary assumption or hypothetical condition, the appraiser must state that condition so that its effect on the value opinion or conclusion is clear. An extraordinary assumption is an assumption that is directly related to a specific assignment, which if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject properties; or about conditions external to the properties such as market conditions or trends; or about the integrity of data used in an analysis. An extraordinary assumption may be used in an assignment only if:

•	It is required to property develop credible opinions and conclusions;

•	The appraiser has a reasonable basis for the extraordinary assumption;

•	Use of the extraordinary assumption results in a credible analysis; and

•	The appraiser complies with the disclosure requirements set forth in USPAP for extraordinary assumptions.

Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject properties; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. A hypothetical condition may be used in an assignment only if:

•	Use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis, or for purposes of comparison;

•	Use of the hypothetical condition results in a credible analysis; and

•	The appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

This appraisal is not subject to any hypothetical conditions.

This appraisal is subject to the following extraordinary assumptions:

•	We have relied on information provided by the client as it relates to building size, year of construction, land size and other physical, financial and economic characteristics. It is an extraordinary assumption of this appraisal that this information is accurate and was not misrepresented.

NorthStar Real Estate Income II, Inc.

•	We relied on all lease information provided by the client through rent rolls and Argus moels, as it relates to current rent amount, rent commencement and expiration dates, rent increase amounts and dates, and other information pertaining to the subject property leases. It is an extraordinary assumption of this appraisal that the information provided within the rent rolls is accurate and reflective of the lease documents.

•	We relied on historical operating statements as well as budgets provided by the client to project revenues, expenses, and capital expenditures as it relates to each subject property. It is an extraordinary assumption of this appraisal that the historical and budgeted operating information provided is accurate and reflective of each subject property.

The use of extraordinary assumptions may have an effect on assignment results.

NorthStar Real Estate Income II, Inc.

CERTIFICATION

We certify that, to the best of our knowledge and belief:

•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions and is our personal, unbiased professional analyses, opinions and conclusions.

•	We have no present or prospective interest in the properties that are the subject of this report and no personal interest with respect to the parties involved. We have no bias with respect to the properties that are the subject of this report or to the parties involved.

•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	Our analyses, opinions, and conclusions were developed and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP).

•	The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

•	For the purposes of this analysis, no one has inspected the properties that are the subject of this report and the analysis has been completed on a desktop basis.

•	Gregory Dupes, a Vice President with Duff & Phelps, LLC, provided significant real property appraisal assistance to the persons signing this certification by conducting market research and completing the income approach and sales comparison approach for the subject properties.

•	We have performed appraisal related services of the Investments within the previous three years.

NorthStar Real Estate Income II, Inc.

•	As of the date of this report, Gregory Dupes, Matthew Edmonds, and Tyler Barth have completed the Standards and Ethics Requirements for Candidates/Practicing Affiliates of the Appraisal Institute.

•	As of the date of this report, Ross A. Prindle, MAI, Michael A. Gibbs, MAI, Daniel P. Carlson, MAI, and Michael S. Kendzior, MAI, have completed the continuing education program for Designated Members of the Appraisal Institute.

/s/ Ross A. Prindle	/s/ Michael A. Gibbs
Ross A. Prindle, MAI Managing Director, Duff & Phelps, LLC	Michael A. Gibbs, MAI, ASA Managing Director, Duff & Phelps, LLC

/s/ Daniel P. Carlson	/s/ Michael S. Kendzior

Daniel P. Carlson, MAI, MRICS, ASA

Managing Director, Duff & Phelps, LLC

South Carolina State Certified General Real Estate Appraiser

License #CG6921; Expires 6/30/18

North Carolina State Certified General Real Estate Appraiser

License #A7443; Expires 6/30/18

Michael S. Kendzior, MAI

Director, Duff & Phelps, LLC

Illinois State Certified General Real Estate Appraiser

License # 553.000249; Expires 9/30/19

Indiana State Certified General Real Estate Appraiser

License # CG69201421; Expires 6/30/18

Ohio State Certified General Real Estate Appraiser

License # 391889; Expires 1/15/18

NorthStar Real Estate Income II, Inc.

/s/ Tyler W. Barth	/s/ Matthew D. Edmonds
Tyler W. Barth Vice President, Duff & Phelps, LLC Washington State Certified General Real Estate Appraiser License #1102332; Expires 12/24/18

Matthew D. Edmonds

Vice President, Duff & Phelps, LLC

Tennessee State Certified General Real Estate Appraiser

License #5184; Expires 2/28/18

Kentucky State Certified General Real Estate Appraiser

License #5072; Expires 6/30/18